LIST OF SUBSIDIARIES


     The Partnership is a general partner in JMB-40 Broad StreetAssociates,an Illinois general partnership which holds title to the 40 Broad Street Building. The Partnership is a general partner in RoyalExecutive Park-I, a New York general partnership which holds title to the Royal Executive Park Office Complex. Reference is made to Note 3 for asummary description of the terms of such partnership agreements. ThePartnership's interest in the foregoing joint venture partnerships, and the results of their operations are included in the consolidated financialstatements of the Partnership filed with this annual report.